FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 8, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions of the Annual General Meeting of Magyar Telekom Plc. held on April 7, 2010

Budapest — April 8, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby announces the resolutions of its Annual General Meeting held on April 7, 2010.

Resolution No. 1/2010 (IV.7.)

The General Meeting agrees that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 708 441 285 affirmative votes (96.27%), 100 negative votes (0.00%), and 5 500 abstentions (0.00%).

Resolution No. 2/2010 (IV.7.)

The General Meeting elects Mr. Christopher Mattheisen to be the Chairman of the General Meeting.

The General Meeting adopts this Resolution with 708 446 634 affirmative votes (96.25%), 251 negative votes (0.00%), and 0 abstentions (0.00%).

Resolution No. 3/2010 (IV.7.)

The General Meeting elects dr. Gabriella Bognár, in-house legal counsel of Magyar Telekom Nyrt.’s Group legal directorate as Keeper of the Minutes. Further that electing Mr. Oliver Kranzusch, representative of MagyarCom Holding GmbH as authenticator of the Minutes.

The General Meeting adopts this Resolution with 735 623 144 affirmative votes (99.94%), 251 negative votes (0.00%), and 8 000 abstentions (0.00%).

Resolution No. 4/2010 (IV.7.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.             Decisions regarding the resolutions adopted by the April 25, 2008 Annual General Meeting of the Company that have been rendered ineffective by the Metropolitan Court;

•                 General information to Shareholders regarding the resolutions adopted by the April 25, 2008 Annual General Meeting;

•                 Repeated decision on the approval of Magyar Telekom Group’s Y2007 consolidated annual financial statements prepared according to the International Financial Reporting Standards (IFRS) and presentation of the relevant report of the Supervisory Board and the Auditor;

•                 Repeated decision on the approval of the Company’s Y2007 stand alone financial statements prepared according to the Hungarian Accounting Standards (HAR), presentation of the relevant report of the Supervisory Board and the Auditor and the repeated decision on the approval of the Y2007 company governance and management report and on the relief from liability of the members of the Board of Directors for 2007;

•                 Repeated proposal of the Board of Directors for the use of the profit after tax earned in 2007, presentation of the relevant report of the Supervisory Board and the Auditor, repeated decision on the use of the profit after tax earned in 2007;

•                 Repeated amendment of the Articles of Association of Magyar Telekom Plc. (1.4 Sites and Branch Offices of the Company; 1.6 The Scope of Activities of the Company; 1.8 Legal Succession; 4.5 Payment of Dividends; 5.1 Mandatory Dissemination of Information; 6.2 Matters within the Exclusive Scope of Authority of the General Meeting, Section (i); 7.4.1 The Board of Directors, Section (b); 7.6 Minutes; 8.3 Duties, 8.4.5 Rules of Procedure; 8.7 Audit Committee; 15.2 Notices);

•                 Repeated amendment of the Rules of Procedure of the Supervisory Board;

•                 Confirmation and approval of acting as members of the Board of Directors elected by the Annual General Meeting, held on April 25, 2008;

•                 Confirmation and approval of acting as a member of the Supervisory Board, elected by the Annual General Meeting, held on April 25, 2008;

•                 Confirmation and approval that the auditor and the natural person auditor, personally responsible for the audit activities, elected by the Annual General Meeting, held on April 25, 2008 acted as an auditor and confirmation and approval of its fee;

2.             Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2009;

3.             Decision on the approval of the 2009 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4.             Decision on the approval of the 2009 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

5.             Proposal of the Board of Directors for the use of the profit after tax earned in 2009; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2009;

6.             Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

7.             Decision on the approval of the Corporate Governance and Management Report;

8.             Decision on granting relief from liability to the members of the Board of Directors;

9.             Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 1.8. Legal Succession (1.8.4. and 1.8.5.); 2.4. Transfer of Shares (b), (c); 5.1. Mandatory Dissemination of Information; 6.2. Matters within the Exclusive scope of Authority of the General Meeting (l); 6.3. Passing Resolutions; 6.6. Occurrence and Agenda of a General Meeting; 6.8. Notice of General Meetings; 6.9. Supplements of the agenda of a General Meeting; 6.11. Quorum; 6.12. Opening the General Meeting; 6.14. Election of the Officials of the General Meeting; 6.18. Passing Resolutions; 6.19. Minutes of the General Meeting (6.19.1.); 7.2. Members of the Board of Directors; 7.4.1.: The Board of Directors (l); 8.2. Members of the Supervisory Board (8.2.1.); and 15.5. Miscellaneous;

10.      Decision on the modification of the Rules of Procedure of the Supervisory Board;

11.      Election of Members of the Board of Directors and determination of their remuneration;

12.      Election of Members of the Supervisory Board and determination of their remuneration;

13.      Election of Members of the Audit Committee and determination of their remuneration;

14.      Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor.

The General Meeting adopts this Resolution with 735 872 291 affirmative votes (99.98%), 6 371 negative votes (0.00%), and 0 abstentions (0.00%).

Resolution No. 5/2010 (IV.7.)

The General Meeting repeatedly approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, with a Balance Sheet Total of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

The General Meeting adopts this Resolution with 735 020 117 affirmative votes (99.89%), 594 271 negative votes (0.08%), and 2 264 abstentions (0.00%).

Resolution No. 6/2010 (IV.7.)

The General Meeting repeatedly approves the 2007 Annual Financial Statements of the Company prepared according to the Hungarian Accounting Regulations (HAR), with a Balance Sheet Total of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.

The General Meeting adopts this Resolution with 735 020 062 affirmative votes (99.89%), 594 271 negative votes (0.08%), and 2 319 abstentions (0.00%).

Resolution No. 7/2010 (IV.7.)

The General Meeting has reviewed and repeatedly approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.

The General Meeting adopts this Resolution with 735 020 332 affirmative votes (99.89%), 594 001 negative votes (0.08%), and 2 319 abstentions (0.00%).

Resolution No. 8/2010 (IV.7.)

The General Meeting, having evaluated the work of the Board members of the Company, repeatedly decides on granting the relief from liability for the Board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of Act IV. of 2006 on Business Associations. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

The General Meeting adopts this Resolution with 734 692 985 affirmative votes (99.85%), 842 663 negative votes (0.11%), and 81 004 abstentions (0.01%).

Resolution No. 9/2010 (IV.7.)

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The General Meeting confirms and approves that according to the assignment given by the Company the commencement of dividend payment by KELER Zrt. as of May 27, 2008 and the usage of HUF 35,633,509,239 from the net income according to HAR and HUF 41,418,404,237 from the profit reserve by the Company to pay the total sum of HUF 77,051,913,476 for dividends.

The General Meeting acknowledges that on May 5, 2008 the Board of Directors of Magyar Telekom Plc. published a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

The General Meeting adopts this Resolution with 735 537 439 affirmative votes (99.97%), 2 541 negative votes (0.00%), and 76 672 abstentions (0.01%).

Resolution No. 10/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 1.4. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 532 049 affirmative votes (99.96%), 7 066 negative votes (0.00%), and 77 267 abstentions (0.01%).

Resolution No. 11/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 1.6. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 537 789 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 77 267 abstentions (0.01%).

Resolution No. 12/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 1.8. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 537 519 affirmative votes (99.97%), 1 866 negative votes (0.00%), and 77 267 abstentions (0.01%).

Resolution No. 13/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 4.5. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 537 789 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 77 267 abstentions (0.01%).

Resolution No. 14/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 5.1., 6.2. (i), 7.4.1. (b) and 8.3. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 533 457 affirmative votes (99.96%), 2 246 negative votes (0.00%), and 80 949 abstentions (0.01%).

Resolution No. 15/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 7.6. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 537 789 affirmative votes (99.97%), 4 410 negative votes (0.00%), and 0 abstentions (0.00%).

Resolution No. 16/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 8.4.5. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 540 053 affirmative votes (99.97%), 2 246 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 17/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 8.7. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 538 553 affirmative votes (99.97%), 3 096 negative votes (0.00%), and 75 003 abstentions (0.01%).

Resolution No. 18/2010 (IV.7.)

The General Meeting repeatedly approves the amendment of Section 15.2. of the Articles of Association in line with the submission.

The General Meeting adopts this Resolution with 735 538 553 affirmative votes (99.97%), 1 596 negative votes (0.00%), and 75 003 abstentions (0.01%).

Resolution No. 19/2010 (IV.7.)

The General Meeting repeatedly approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

The General Meeting adopts this Resolution with 735 539 728 affirmative votes (99.97%), 2 516 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 20/2010 (IV.7.)

The General Meeting confirms and approves that Mr. Gregor Stücheli acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

The General Meeting adopts this Resolution with 735 533 028 affirmative votes (99.96%), 9 216 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 21/2010 (IV.7.)

The General Meeting confirms and approves that Mr. Lothar Alexander Harings acted as the member of the Board of Directors between April 25, 2008 and April 2, 2009.

The General Meeting adopts this Resolution with 735 533 028 affirmative votes (99.96%), 7 716 negative votes (0.00%), and 75 853 abstentions (0.01%).

Resolution No. 22/2010 (IV.7.)

The General Meeting confirms and approves that Zsoltné Varga acted as the member of the Supervisory Board from April 25, 2008 until March 22, 2010.

The General Meeting adopts this Resolution with 735 535 528 affirmative votes (99.96%), 6 716 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 23/2010 (IV.7.)

The General Meeting confirms and approves that PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi u. 16.; auditor’s registration no: 001464), personally Márta Hegedűsné Szűcs as registered auditor (chamber membership number: 006838; address: 2071 Páty, Várhegyi u. 6.; mother’s maiden name: Julianna Hliva) acted until April 2, 2009 for year 2008 as the auditor of the Company. The General Meeting confirms and approves that if Márta Hegedűsné Szűcs was incapacitated Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) acted as the responsible auditor of the Company.

The General Meeting confirms and approves that HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation for the year 2008, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting adopts this Resolution with 734 943 786 affirmative votes (99.88%), 593 126 negative votes (0.08%), and 78 740 abstentions (0.01%).

Resolution No. 24/2010 (IV.7.)

The General Meeting approves the 2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,166,377 million and Profit for the year of HUF 93,253 million.

The General Meeting adopts this Resolution with 735 533 889 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 25/2010 (IV.7.)

The General Meeting approves the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 968,412 million and After-tax Net Income of HUF 74,227 million.

The General Meeting adopts this Resolution with 735 533 889 affirmative votes (99.97%), 496 negative votes (0.00%), and 75 003 abstentions (0.01%).

Resolution No. 26/2010 (IV.7.)

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2009.

The HUF 77,051,686,148 to be disbursed as dividends shall be paid from the after-tax profits of HUF 74,227,074,181 based on HAR figures and the remaining amount of HUF 2,824,611,967 shall be paid from retained earnings.

May 7th, 2010 shall be the first day of dividend disbursement. The record date shall be April 30th, 2010.

On April 21st, 2010, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

The General Meeting adopts this Resolution with 735 534 539 affirmative votes (99.97%), 496 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 27/2010 (IV.7.)

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to be able to supplement Magyar Telekom’s current shareholder remuneration policy to be more in line with international practice. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

The General Meeting adopts this Resolution with 735 454 557 affirmative votes (99.95%), 75 496 negative votes (0.01%), and 79 335 abstentions (0.01%).

Resolution No. 28/2010 (IV.7.)

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2009 of the Company.

The General Meeting adopts this Resolution with 727 189 088 affirmative votes (99.96%), 5 478 negative votes (0.00%), and 76 853 abstentions (0.01%).

Resolution No. 29/2010 (IV.7.)

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2009 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2009 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

The General Meeting adopts this Resolution with 727 188 908 affirmative votes (99.96%), 5 603 negative votes (0.00%), and 75 408 abstentions (0.01%).

Resolution No. 30/2010 (IV.7.)

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 188 733 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 31/2010 (IV.7.)

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 32/2010 (IV.7.)

The General Meeting approves the amendment of Section 1.8.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 33/2010 (IV.7.)

The General Meeting approves the amendment of Section 1.8.5. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 192 940 affirmative votes (99.97%), 1 226 negative votes (0.00%), and 75 653 abstentions (0.01%).

Resolution No. 34/2010 (IV.7.)

The General Meeting approves the amendment of Section 2.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 184 733 affirmative votes (99.96%), 5 146 negative votes (0.00%), and 80 040 abstentions (0.01%).

Resolution No. 35/2010 (IV.7.)

The General Meeting approves the amendment of Section 5.1. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.97%), 2 146 negative votes (0.00%), and 74 708 abstentions (0.01%).

Resolution No. 36/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.2. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 188 788 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 79 985 abstentions (0.01%).

Resolution No. 37/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.3. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.97%), 1 201 negative votes (0.00%), and 75 653 abstentions (0.01%).

Resolution No. 38/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.6. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.97%), 2 046 negative votes (0.00%), and 74 708 abstentions (0.01%).

Resolution No. 39/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.8 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.97%), 1 046 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 40/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.9. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 726 374 260 affirmative votes (99.85%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 41/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.11. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 726 375 260 affirmative votes (99.85%), 1 046 negative votes (0.00%), and 74 708 abstentions (0.01%).

Resolution No. 42/2010 (IV.7.)

The General Meeting approves the amendment of 6.12. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 726 370 928 affirmative votes (99.85%), 5 478 negative votes (0.00%), and 74 708 abstentions (0.01%).

Resolution No. 43/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.14. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 188 733 affirmative votes (99.96%), 5 478 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 44/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.18. of the Articles of Association according to the submission. The amendment shall enter into force following the end of the General Meeting held on April 7, 2010.

The General Meeting adopts this Resolution with 727 188 733 affirmative votes (99.96%), 1 146 negative votes (0.00%), and 80 040 abstentions (0.01%).

Resolution No. 45/2010 (IV.7.)

The General Meeting approves the amendment of Section 6.19.1. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 193 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 75 708 abstentions (0.01%).

Resolution No. 46/2010 (IV.7.)

The General Meeting approves the amendment of Section 7.2. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 188 733 affirmative votes (99.96%), 4 828 negative votes (0.00%), and 76 358 abstentions (0.01%).

Resolution No. 47/2010 (IV.7.)

The General Meeting approves the amendment of Section 7.4.1.(l) of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 194 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 708 abstentions (0.01%).

Resolution No. 48/2010 (IV.7.)

The General Meeting approves the amendment of Section 8.2.1. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 189 065 affirmative votes (99.97%), 496 negative votes (0.00%), and 75 358 abstentions (0.01%).

Resolution No. 49/2010 (IV.7.)

The General Meeting approves the amendment of Section 15.5. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 727 189 065 affirmative votes (99.97%), 1 146 negative votes (0.00%), and 74 653 abstentions (0.01%).

Resolution No. 50/2010 (IV.7.)

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

The General Meeting adopts this Resolution with 727 189 420 affirmative votes (99.97%), 496 negative votes (0.00%), and 74 353 abstentions (0.01%).

Resolution No. 51/2010 (IV.7.)

The General Meeting elects dr. Ferri Abolhassan to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General

Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 106 033 affirmative votes (99.95%), 5 551 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 52/2010 (IV.7.)

The General Meeting elects dr. István Földesi to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 105 963 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 53/2010 (IV.7.)

The General Meeting elects Mr. Dietmar Frings to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 54/2010 (IV.7.)

The General Meeting elects dr. Mihály Gálik to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 110 520 affirmative votes (99.95%), 5 396 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 55/2010 (IV.7.)

The General Meeting elects Mr. Guido Kerkhoff to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 56/2010 (IV.7.)

The General Meeting elects Mr. Thilo Kusch to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 327 685 abstentions (0.05%).

Resolution No. 57/2010 (IV.7.)

The General Meeting elects Mr. Christopher Mattheisen to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 110 365 affirmative votes (99.95%), 180 551 negative votes (0.02%), and 148 353 abstentions (0.02%).

Resolution No. 58/2010 (IV.7.)

The General Meeting elects dr. Klaus Nitschke to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 576 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 59/2010 (IV.7.)

The General Meeting elects Mr. Frank Odzuck to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 60/2010 (IV.7.)

The General Meeting elects dr. Ralph Rentschler to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 107 496 affirmative votes (99.95%), 178 818 negative votes (0.02%), and 152 685 abstentions (0.02%).

Resolution No. 61/2010 (IV.7.)

The General Meeting elects dr. Steffen Roehn to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 62/2010 (IV.7.)

The General Meeting determines the remuneration of the members of the Board Directors as follows:

Chairman of the Board Directors:	HUF 546,000 /month
Members of the Board Directors:	HUF 364,000 /month

The General Meeting adopts this Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 327 685 abstentions (0.05%).

Resolution No. 63/2010 (IV.7.)

The General Meeting elects dr. János Bitó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 286 088 affirmative votes (99.98%), 496 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 64/2010 (IV.7.)

The General Meeting elects Mr. Attila Bujdosó to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 65/2010 (IV.7.)

The General Meeting elects dr. János Illéssy to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting in the third year is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 280 908 affirmative votes (99.98%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 66/2010 (IV.7.)

The General Meeting elects dr. Sándor Kerekes to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 106 088 affirmative votes (99.95%), 5 496 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 67/2010 (IV.7.)

The General Meeting elects Mr. Konrad Kreuzer to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 105 908 affirmative votes (99.95%), 5 676 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 68/2010 (IV.7.)

The General Meeting elects Mr. Tamás Lichnovszky to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 110 295 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 69/2010 (IV.7.)

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 110 365 affirmative votes (99.95%), 5 551 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 70/2010 (IV.7.)

The General Meeting elects dr. László Pap to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 110 295 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 71/2010 (IV.7.)

The General Meeting elects dr. Károly Salamon to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 105 963 affirmative votes (99.95%), 5 621 negative votes (0.00%), and 152 685 abstentions (0.02%).

Resolution No. 72/2010 (IV.7.)

The General Meeting elects Mrs. Zsoltné Varga to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 73/2010 (IV.7.)

The General Meeting elects Mr. György Varju to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 74/2010 (IV.7.)

The General Meeting determines the remuneration of the members of the Supervisory Board as follows:

Chairman of the Supervisory Board:	HUF 448,000 /month
Members of the Supervisory Board:	HUF 294,000 /month

The General Meeting adopts this Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 75/2010 (IV.7.)

The General Meeting elects dr. János Bitó to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 76/2010 (IV.7.)

The General Meeting elects dr. János Illéssy to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 77/2010 (IV.7.)

The General Meeting elects dr. Sándor Kerekes to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 025 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 78/2010 (IV.7.)

The General Meeting elects dr. László Pap to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 420 affirmative votes (99.96%), 496 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 79/2010 (IV.7.)

The General Meeting elects dr. Károly Salamon to the members of the Audit Committee of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then their assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 727 115 295 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 80/2010 (IV.7.)

The General Meeting determines the remuneration of the members of the Audit Committee as follows:

Chairman of the Audit Committee:	HUF 440,000 /month
Members of the Audit Committee:	HUF 220,000 /month

The General Meeting adopts this Resolution with 727 115 025 affirmative votes (99.96%), 621 negative votes (0.00%), and 148 353 abstentions (0.02%).

Resolution No. 81/2010 (IV.7.)

The General Meeting elects as auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2010, i.e. for the period ending May 31st 2011 or if the Annual General Meeting closing the 2010 fiscal year will be held prior to May 31st 2011 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor.

The General Meeting approves HUF 89,700,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting adopts this Resolution with 726 598 533 affirmative votes (99.88%), 586 781 negative votes (0.08%), and 78 955 abstentions (0.01%).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 8, 2010